Exhibit 12

LOCKHEED MARTIN CORPORATION

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

FOR THE YEAR ENDED DECEMBER 31, 2005

(In millions, except ratio)

EARNINGS
Earnings before income taxes	$2,616
Interest expense	370
Losses (undistributed earnings) of 50% and less than 50% owned companies, net	(9)
Portion of rents representative of an interest factor	52
Amortization of debt premium and discount, net	(5)

Adjusting earnings before income taxes	$3,024

FIXED CHARGES
Interest expense	$370
Portion of rents representative of an interest factor	52
Amortization of debt premium and discount, net	(5)
Capitalized interest	—

Total fixed charges	$417

RATIO OF EARNINGS TO FIXED CHARGES	7.3